SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     BPI PACKAGING TECHNOLOGIES, INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                 05562T105
                              (CUSIP NUMBER)

                            Jeffrey C. Everett
                               Holleb & Coff
                     55 East Monroe Street, Suite 4100
                         Chicago, Illinois  60603
                              (312) 807-4600

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 27, 1999
               (Date of Event which Requires this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13-D

CUSIP No. 05562T105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DGJ, L.L.C.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                a[x]
                                                b[ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(a)                               [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

7.    SOLE VOTING POWER

                  0

8.    SHARED VOTING POWER

                  0

9.    SOLE DISPOSITIVE POWER

                  0

10.   SHARED DISPOSITIVE POWER

                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,937,500

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  59.0

14.   TYPE OF REPORTING PERSON*

                               SCHEDULE 13-D

CUSIP No. 05562T105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  C. Jill Beresford

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                a[x]
                                                b[ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(a)                               [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

7.    SOLE VOTING POWER

                  1,627,249

8.    SHARED VOTING POWER

                  0

9.    SOLE DISPOSITIVE POWER

                  1,627,249

10.   SHARED DISPOSITIVE POWER

                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,627,249

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13-D

CUSIP No. 05562T105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ivan J. Hughes

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                a[x]
                                                b[ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(a)                               [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

7.    SOLE VOTING POWER

                  82,500

8.    SHARED VOTING POWER

                  0

9.    SOLE DISPOSITIVE POWER

                  82,500

10.   SHARED DISPOSITIVE POWER

                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  82,500

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4

14.   TYPE OF REPORTING PERSON*

                  IN

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of BPI Packaging Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 455 Somerset Avenue, North Dighton, Massachusetts 02764.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Statement is being jointly filed by: (a) DGJ, L.L.C., a Delaware limited liability company ("DGJ"); (b) C. Jill Beresford; and (c) Ivan J. Hughes (collectively, the "Reporting Persons") pursuant to the Agreement attached to this Statement as Exhibit 7, to report a transaction in which, among other things, (i) DGJ acquired a warrant to purchase 80,000,000 shares of Common Stock and (ii) Ms. Beresford and Mr. Hughes agreed to vote their shares of Common Stock as directed by DGJ with respect to certain matters.

      DGJ is a Delaware limited liability company with its principal place of business located at 600 Central Avenue, Suite 262, Highland Park, Illinois 60035. DGJ was organized to enter into the transaction with the Issuer reported herein. The name, business address, and present principal occupation of each of the members of the Board of Managers and each officer of DGJ is set forth in Appendix I, which is attached hereto and incorporated herein by reference.

      Ms. Beresford is principally employed as Vice President of Marketing of the Issuer. Her business address is the same as the address of the Issuer.

      Mr. Hughes is principally employed as the President of the Plastic Division of Duro Bag Manufacturing Company, a Kentucky corporation engaged in the business of manufacturing bags, located at Davies and Oak Streets, Ludlow, Kentucky 41016-0250.

      During the last five years, neither DGJ, nor to the best of its knowledge, any member of the Board of Managers or officer of DGJ listed in Appendix I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

      During the last five years, neither Ms. Beresford nor Mr. Hughes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws. Ms. Beresford is a citizen of Canada and Mr. Hughes is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the Securities Purchase Agreement dated as of January 27, 1999 between the Issuer and DGJ (the "Securities Purchase Agreement"), DGJ purchased from the Issuer a 6% secured promissory note due February 1, 2004 in the aggregate principal amount of $3,200,000 (the "Note"), a Common Stock Purchase Warrant for the purchase of an aggregate of 80,000,000 shares, subject to adjustment as provided in such warrant, for an exercise price of $.04 per share (the "Warrant"), and 1,629,930 shares of Series C Preferred Stock (the "Series C Preferred Stock"). The aggregate purchase price for the Note was $3,200,000, the aggregate purchase price for the Warrant was $100 and the aggregate purchase price for the Series C Preferred Stock was $100. The funds used to make such purchases came from working capital of DGJ, which in turn was contributed by its Members.

ITEM 4.     PURPOSE OF TRANSACTION.

      The purposes of the acquisition of the Note, the Warrant and the Series C Preferred Stock pursuant to the Securities Purchase Agreement were: (i) for investment; (ii) to provide working capital for use by the Issuer in the ordinary course of its business; (iii) to pay down certain accounts payable, including outstanding judgments of trade creditors, thereby averting a likely bankruptcy filing by the Issuer; and (iv) to pay certain expenses of the Issuer in connection with the transactions contemplated by the Securities Purchase Agreement. DGJ reserves the right to change its intentions at any time.

THE SECURITIES PURCHASE AGREEMENT
---------------------------------

      Pursuant to the Securities Purchase Agreement, DGJ acquired the Note, the Warrant and the Series C Preferred Stock. Although the Warrant is exercisable for 80,000,000 shares of Common Stock, the Issuer does not have sufficient authorized but unissued shares of Common Stock available to issue to DGJ upon full exercise of the Warrant. The Issuer has reserved for issuance upon exercise of the Warrant 30,937,500 shares of Common Stock and agreed to call a meeting of stockholders to approve an amendment to the Issuer's Certificate of Incorporation increasing the Issuer's authorized Common Stock to 150,000,000 shares. Promptly after such approval, the Issuer must take all actions necessary to reserve for future issuance all shares of Common Stock issuable upon exercise of the Warrant. Among events constituting an "Event of Default" under the Securities Purchase Agreement is a failure by the stockholders of the Issuer to approve an amendment to the Certificate of Incorporation of the Issuer to authorize sufficient shares of Common Stock to permit the full exercise of the Warrant on or before May 1, 1999 or the failure by the Issuer to file the appropriate certificate of amendment with respect thereto on the date of such stockholders' meeting and reserve such additional shares for issuance upon exercise of the Warrant. Upon an Event of Default, including nonpayment of a monthly installment of interest on the Note, the Issuer may accelerate the Note and exercise all of the rights of a secured creditor. The Note is secured by a security interest in substantially all of the assets of the Issuer, although DGJ's rights are subject to the terms of an Intercreditor Agreement among DGJ, the Issuer and Franklin Capital Corporation which governs sharing of proceeds between DGJ and Franklin Capital Corporation.

      DGJ has certain rights under the Securities Purchase Agreement to require the Issuer to register shares of Common Stock under the Securities Act of 1933.

      The Issuer agreed in the Securities Purchase Agreement to use reasonable efforts to register a rights offering with the Securities and Exchange Commission on or before October 27, 1999, and to offer rights to stockholders, other than affiliates of the Issuer and DGJ, to purchase up to 15 million shares of Common Stock at a price of $ .04 per share, pro rata according to their ownership of Common Stock. Such rights offering would be contingent upon an increase in the number of shares of authorized Common Stock.

      Under the Securities Purchase Agreement, the Issuer is required to take such action as may be necessary or appropriate to appoint additional members to the Issuer's Board of Directors so that at least a majority of the directors are appointed by the Investor, or such lesser number of directors as is proportionate to the percentage of Common Stock beneficially owned by the Investor. The Issuer is required to take such actions in connection therewith as may be necessary and appropriate, including the actions required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended, as promptly as practicable, but in no event later than February 15, 1999. For so long as the Note, the Series C Preferred Stock, the Warrant or any shares of stock issuable upon exercise of the Warrant are outstanding, the Issuer's Board of Directors is to be composed of seven members, four of whom may be designated by DGJ for so long as DGJ shall own or have the right to acquire upon execution of the Warrant 50% or more of the issued and outstanding shares of Common Stock.

      DGJ has no present plan to exercise the Warrant, although it reserves the right to do so at any time.

      The Series C Preferred Stock provides that upon an Event of Default under the Securities Purchase Agreement, each share of Series C Preferred Stock will be entitled to 30 votes and to vote as a class with the Common Stock.

LOCKUP AGREEMENT
----------------

      Pursuant to an agreement dated January 27, 1999 between DGJ, Ivan J. Hughes and C. Jill Beresford (the "Lockup Agreement"), Ms. Beresford and Mr. Hughes agreed to vote their shares of Common Stock as directed by DGJ with respect to any matters presented to the Issuer's stockholders with respect to the Securities Purchase Agreement. In addition, Mr. Hughes and Ms. Beresford agreed they would not sell their shares of Common Stock without prior written consent of DGJ. A copy of the Lockup Agreement is attached hereto as Exhibit 2.

CLOSING AGREEMENT AND PLEDGE AGREEMENT
--------------------------------------

      Pursuant to a Closing Agreement and a Pledge Agreement, each dated as of January 27, 1999, between DGJ and Ms. Beresford, Ms. Beresford agreed to reimburse DGJ for any liability, loss, cost, damage or expense arising from any breach of any representation or warranty of the Issuer in the Securities Purchase Agreement or certain related agreements of which she has knowledge or which she should have had knowledge after a thorough investigation, up to a maximum of $3,200,000. Ms. Beresford pledged 146,695 shares of Series B Preferred Stock of the Issuer to DGJ to secure her obligations under the Closing Agreement. Copies of the Closing Agreement and the Pledge Agreement are attached as Exhibits 3 and 4 hereto, respectively.

      Except as set forth above, there are no plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) (i) On the date of this Statement, the aggregate number of shares of Common Stock of which DGJ may be deemed a beneficial owner is 30,937,500 (approximately 59.0% of the Common Stock outstanding). This number includes 30,937,500 shares reserved for issuance upon exercise of the Warrant.

            (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Ms. Beresford may be deemed a beneficial owner is 1,627,249 (approximately 7.5% of the Common Stock outstanding). This amount includes 146,695 shares of Series B Preferred Stock of the Issuer convertible into 146,695 shares of Common Stock.

           (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Hughes may be deemed to be a beneficial owner is 82,500 (approximately 0.4% of the Common Stock outstanding).

            (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Persons may be deemed to be beneficial owners is 32,647,249 (approximately 62% of the Common Stock outstanding). This amount includes 30,937,500 shares issuable to DGJ upon exercise of the Warrant, 1,480,554 shares of Common Stock and 146,695 shares of Series B Preferred Stock held by Ms. Beresford and 82,500 shares of Common Stock held by Mr. Hughes which must be voted to approve an amendment to the Certificate of Incorporation of the Issuer to increase the number of shares of authorized Common Stock, thereby permitting exercise of the Warrant in full.

      Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons.

            (v) To the best knowledge of each of the Reporting Persons, none of the persons set forth on Appendix I hereto beneficially owns any shares of Common Stock.

      (b)   (i)   DGJ directly owns no shares of Common Stock.  Assuming
the exercise of the Warrant on the date hereof, DGJ would have sole voting power and sole dispositive power with respect to 30,937,500 shares of Common Stock.

            (ii) Subject to the Lockup Agreement and the Pledge Agreement, Ms. Beresford has sole voting power and sole dispositive power over 1,480,554 shares of Common Stock (1,627,249 shares assuming conversion of the shares of Series B Preferred Stock owned by Ms. Beresford).

            (iii) Subject to the Lockup Agreement, Mr. Hughes has sole voting power and sole dispositive power over 82,500 shares of Common Stock.



            (iv) The Reporting Persons as a group do not have voting or dispositive power over shares of Common Stock.

      (c) Except as set forth herein, there have been no transactions in the Common Stock effected by the Reporting Persons or, to the best of their knowledge, any of the persons set forth on Appendix I hereto, during the 60 days preceding the date of this Statement.

      (d) Except as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except for the Securities Purchase Agreement, the Lockup Agreement, the Closing Agreement and the Pledge Agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other persons with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.             DESCRIPTION
-----------             -----------

Exhibit 1.              Securities Purchase Agreement, dated as of
January 27, 1999, between BPI Packaging Technologies, Inc. and DGJ, L.L.C.

Exhibit 2. Agreement, dated January 27, 1999, among DGJ, L.L.C., Ivan J. Hughes and C. Jill Beresford

Exhibit 3. Closing Agreement, dated as of January 27, 1999, by and among BPI Packaging Technologies, Inc., DGJ, L.L.C. and C. Jill Beresford

Exhibit 4. Pledge Agreement, dated as of January 27, 1999, between DGJ, L.L.C. and C. Jill Beresford

Exhibit 5.              Form of Common Stock Purchase Warrant

Exhibit 6.              Certificate of Designation of Series C Preferred
Stock

Exhibit 7.              Joint Filing Agreement

Exhibit 8.              Power of Attorney

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1999

                                          DGJ, L.L.C.



                                          By:    /s/ Gary R. Edidin
                                                 -----------------------
                                          Title: President
                                                 -----------------------



                                                 /s/ C. Jill Beresford
                                                 -----------------------
                                                 C. Jill Beresford



                                                 /s/ Ivan J. Hughes
                                                 -----------------------
                                                 Ivan J. Hughes

                                APPENDIX I

                   Directors and Officers of DGJ, L.L.C.
                   -------------------------------------

      Set forth below are the names and present principal occupations of each Member of the Board of Managers and executive officer of DGJ, L.L.C. Except as set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for DGJ, L.L.C.


                                    POSITION WITH DGJ, L.L.C. AND
NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION
-------------------------           -----------------------------

Allen S. Gerrard                    Member of Board of Managers,
40 Skokie Boulevard                 Treasurer of DGJ. Mr. Gerrard's
Suite 110                           principal occupation is serving as
Northbrook, Illinois  60062         Vice Chairman of Deere Park Capital
                                    Management, an investment and
                                    merchant banking firm.

Douglas Gerrard                     Member of Board of Managers. Mr.
40 Skokie Boulevard                 Gerrard's principal occupation is
Suite 110                           serving as Chairman of Deere Park
Northbrook, Illinois  60062         Capital Management.

Jeffrey B. Hecktman                 Member of Board of Managers,
5 Revere Drive                      Secretary of DGJ. Mr. Hecktman's
Suite 206                           principal occupation is serving as
Northbrook, Illinois  60062         President of Hilco/Great American, a
                                    Chicago-based financial consulting
                                    services firm.

Gary R. Edidin                      Member of Board of Managers,
600 Central Avenue                  Chairman, President and Chief
Suite 262                           Executive Officer of DGJ. Mr.
Highland Park, Illinois  60035      Edidin's principal occupation is
                                    serving as Managing Partner of
                                    Edidin & Associates, an investment
                                    banking firm.

                               EXHIBIT INDEX
                               -------------


Exhibit No.             Description
----------              -----------

Exhibit 1.              Securities Purchase Agreement, dated as of
January 27, 1999, between BPI Packaging Technologies, Inc. and DGJ, L.L.C.

Exhibit 2. Agreement, dated January 27, 1999, among DGJ, L.L.C., Ivan J. Hughes and C. Jill Beresford

Exhibit 3. Closing Agreement, dated as of January 27, 1999, by and among BPI Packaging Technologies, Inc., DGJ, L.L.C. and C. Jill Beresford

Exhibit 4. Pledge Agreement, dated as of January 27, 1999, between DGJ, L.L.C. and C. Jill Beresford

Exhibit 5.              Form of Common Stock Purchase Warrant

Exhibit 6.              Certificate of Designation of Series C Preferred
Stock

Exhibit 7.              Joint Filing Agreement

Exhibit 8.              Power of Attorney